Exhibit 99.3

WHEATON
PRECIOUS METALS

THIRD QUARTER REPORT 2025

Interim Financial Statements

Condensed Interim Consolidated Statements of Earnings

		Three Months Ended September 30		Nine Months Ended September 30

(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2025	2024	2025	2024

Sales	6	$476,257	$308,253	$1,449,886	$904,123

Cost of sales

Cost of sales, excluding depletion		$74,303	$55,310	$224,107	$170,872

Depletion		65,966	55,530	217,662	178,071

Total cost of sales		$140,269	$110,840	$441,769	$348,943

Gross margin		$335,988	$197,413	$1,008,117	$555,180

General and administrative	7	10,424	9,488	34,970	30,193

Share based compensation	8	8,652	9,628	30,795	17,150

Donations and community investments	9	1,406	2,352	6,466	4,626

Earnings from operations		$315,506	$175,945	$935,886	$503,211

Gain on disposal of mineral stream interests	12	85,724	-	85,724	-

Other income (expense)	10	12,834	7,605	30,090	19,922

Earnings before finance costs and income taxes		$414,064	$183,550	$1,051,700	$523,133

Finance costs	16.3	1,441	1,404	4,309	4,144

Earnings before income taxes		$412,623	$182,146	$1,047,391	$518,989

Income tax expense	22	45,407	27,511	133,920	77,996

Net earnings		$367,216	$154,635	$913,471	$440,993

Basic earnings per share		$0.809	$0.341	$2.013	$0.973

Diluted earnings per share		$0.807	$0.340	$2.009	$0.971

Weighted average number of shares outstanding

Basic	20	453,967	453,641	453,850	453,389

Diluted	20	454,768	454,302	454,625	454,037

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [2]

Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended September 30		Nine Months Ended September 30

(US dollars in thousands - unaudited)	Note	2025	2024	2025	2024

Net earnings		$367,216	$154,635	$913,471	$440,993

Other comprehensive income
Items that will not be reclassified to net earnings

Gain on LTIs¹	15	$81,375	$13,747	$148,056	$26,587

Income tax expense related to LTIs	22	(10,191)	(653)	(16,487)	(2,077)

Total other comprehensive income		$71,184	$13,094	$131,569	$24,510

Total comprehensive income		$438,400	$167,729	$1,045,040	$465,503

1)	LTIs = long-term equity investments – common shares held.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [3]

Condensed Interim Consolidated Balance Sheets

(US dollars in thousands - unaudited)	Note	As at September 30 2025	As at December 31 2024

Assets

Current assets

Cash and cash equivalents	21	$1,157,706	$818,166

Accounts receivable	11	41,528	6,217

Other	23	3,952	3,697

Total current assets		$1,203,186	$828,080

Non-current assets

Mineral stream interests	12	$6,837,323	$6,379,580

Early deposit mineral stream interests	13	47,094	47,094

Mineral royalty interests	14	40,421	40,421

Long-term equity investments	15	264,382	98,975

Property, plant and equipment		10,339	8,691

Other	24	16,773	21,616

Total non-current assets		$7,216,332	$6,596,377

Total assets		$8,419,518	$7,424,457

Liabilities

Current liabilities

Accounts payable and accrued liabilities		$15,407	$13,553

Income taxes payable		110,034	2,127

Current portion of performance share units	19.1	22,730	13,562

Current portion of lease liabilities	16.2	572	262

Total current liabilities		$148,743	$29,504

Non-current liabilities

Performance share units	19.1	$11,561	$11,522

Lease liabilities	16.2	7,422	4,909

Income taxes payable - non-current	22	153,136	113,505

Deferred income taxes	22	402	349

Pension liability		5,497	5,289

Total non-current liabilities		$178,018	$135,574

Total liabilities		$326,761	$165,078

Shareholders’ equity

Issued capital	17	$3,813,281	$3,798,108

Reserves	18	66,690	(63,503)

Retained earnings		4,212,786	3,524,774

Total shareholders’ equity		$8,092,757	$7,259,379

Total liabilities and shareholders’ equity		$8,419,518	$7,424,457

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Condensed Interim Consolidated Statements of Cash Flows

		Three Months Ended September 30		Nine Months Ended September 30

(US dollars in thousands - unaudited)	Note	2025	2024	2025	2024

Operating activities

Net earnings		$367,216	$154,635	$913,471	$440,993

Adjustments for

Depreciation and depletion		66,273	55,887	218,589	179,111

Gain on disposal of mineral stream interest	12	(85,724)	-	(85,724)	-

Equity settled share based compensation	8	1,612	1,725	4,846	4,978

Performance share units - expense	19.1	7,040	7,903	25,949	12,172

Performance share units - paid	19.1	-	-	(17,209)	(11,129)

Income tax expense	22	45,407	27,511	133,920	77,996

Investment income recognized in net earnings		(9,957)	(7,249)	(27,746)	(18,564)

Other		(470)	2,130	2,701	2,710

Change in non-cash working capital	21	(17,512)	2,837	(31,963)	1,329

Cash generated from operations before income taxes and interest		$373,885	$245,379	$1,136,834	$689,596

Income taxes refunded (paid)		(422)	2,925	(3,604)	2,734

Interest paid		(132)	(71)	(310)	(219)

Interest received		9,622	6,104	25,785	15,999

Cash generated from operating activities		$382,953	$254,337	$1,158,705	$708,110

Financing activities

Credit facility extension fees	16.1	$(93)	$(11)	$(955)	$(936)

Share purchase options exercised	18.1	1,942	847	6,415	13,011

Lease payments		(127)	(149)	(338)	(444)

Dividends paid	17.2	(74,232)	(69,984)	(222,171)	(209,108)

Cash used for financing activities		$(72,510)	$(69,297)	$(217,049)	$(197,477)

Investing activities

Mineral stream interests	12	$(250,630)	$(25,876)	$(694,321)	$(512,383)

Mineral royalty interests	14	-	(4,956)	-	(26,981)

Net proceeds on disposal of mineral stream interests		101,730	-	101,730	-

Acquisition of long-term investments	15	(9,711)	(728)	(9,714)	(1,479)

Proceeds on disposal of long-term investments	15	-	-	-	177,088

Dividends received		239	482	765	1,663

Other		(231)	(155)	(722)	(944)

Cash used for investing activities		$(158,603)	$(31,233)	$(602,262)	$(363,036)

Effect of exchange rate changes on cash and cash equivalents		$(19)	$61	$146	$(39)

Increase in cash and cash equivalents		$151,821	$153,868	$339,540	$147,558

Cash and cash equivalents, beginning of period		1,005,885	540,217	818,166	546,527

Cash and cash equivalents, end of period	21	$1,157,706	$694,085	$1,157,706	$694,085

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [5]

Condensed Interim Consolidated Statements of Shareholders’ Equity

			Reserves
(US dollars in thousands - unaudited)	Number of Shares (000’s)	Issued Capital	Share Purchase Options Reserve	Restricted Share Units Reserve	LTI [1] Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total

At January 1, 2024	453,069	$3,777,323	$22,907	$8,006	$(71,004)	$(40,091)	$3,248,284	$6,985,516

Total comprehensive income		-	-	-	11,416	11,416	286,358	297,774

SBC [1] expense		-	1,372	1,881	-	3,253	-	3,253

Options [1] exercised	469	14,426	(2,173)	-	-	(2,173)	-	12,253

RSUs [1] released	69	3,013	-	(3,013)	-	(3,013)	-	-

Dividends	27	1,410	-	-	-	-	(140,534)	(139,124)

Realized gain on disposal of LTIs¹ (Note 18.3)		-	-	-	(31,578)	(31,578)	31,578	-

At June 30, 2024	453,634	$3,796,172	$22,106	$6,874	$(91,166)	$(62,186)	$3,425,686	$7,159,672

Total comprehensive income		-	-	-	13,094	13,094	154,635	167,729

SBC [1] expense		-	733	992	-	1,725	-	1,725

Options [1] exercised	25	1,057	(184)	-	-	(184)	-	873

Dividends (Note 17.2)	6	329	-	-	-	-	(70,314)	(69,985)

Realized loss on disposal of LTIs ¹ (Note 18.3)		-	-	-	3,062	3,062	(3,062)	-

At September 30, 2024	453,665	$3,797,558	$22,655	$7,866	$(75,010)	$(44,489)	$3,506,945	$7,260,014

Total comprehensive income		-	-	-	(20,713)	(20,713)	88,147	67,434

SBC [1] expense		-	732	993	-	1,725	-	1,725

Options [1] exercised	6	173	(26)	-	-	(26)	-	147

Dividends	6	377	-	-	-	-	(70,318)	(69,941)

At December 31, 2024	453,677	$3,798,108	$23,361	$8,859	$(95,723)	$(63,503)	$3,524,774	$7,259,379

Total comprehensive income		-	-	-	60,385	60,385	546,255	606,640

SBC [1] expense		-	1,290	1,944	-	3,234	-	3,234

Options [1] exercised	112	5,409	(1,018)	-	-	(1,018)	-	4,391

RSUs [1] released	142	4,752	-	(4,752)	-	(4,752)	-	-

Dividends	23	1,841	-	-	-	-	(149,780)	(147,939)

At June 30, 2025	453,954	$3,810,110	$23,633	$6,051	$(35,338)	$(5,654)	$3,921,249	$7,725,705

Total comprehensive income		-	-	-	71,184	71,184	367,216	438,400

Income tax recovery (expense)		-	-	-	-	-	(776)	(776)

SBC [1] expense		-	685	927	-	1,612	-	1,612

Options [1] exercised	49	2,500	(452)	-	-	(452)	-	2,048

Dividends (Note 17.2)	7	671	-	-	-	-	(74,903)	(74,232)

At September 30, 2025	454,010	$3,813,281	$23,866	$6,978	$35,846	$66,690	$4,212,786	$8,092,757

1)	Definitions as follows: “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “LTI’s” = Long-Term Investments - Common Shares Held.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [6]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

1.	Description of Business and Nature of Operations

Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. Wheaton Precious Metals Corp. (“Wheaton” or the “Company”), which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”) under the symbol WPM.

As of September 30, 2025, the Company has entered into 40 long-term agreements¹ (32 of which are precious metal purchase agreements, or “PMPAs”, three of which are early deposit PMPAs, and five of which are royalty agreements), with 33 different mining companies, related to precious metals and cobalt relating to 22 mining assets which are currently operating, 22 of which are at various stages of development and 2 which have been placed into care and maintenance or have been closed, located in 18 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is either a fixed price or fixed percentage of the market price by contract, generally at or below the prevailing market price.

The condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2025 (“Interim Financial Statements”) were authorized for issue as of November 6, 2025 in accordance with a resolution of the Board of Directors.

2.	Basis of Presentation and Statement of Compliance

These Interim Financial Statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value as at the relevant balance sheet date. The Interim Financial Statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000’s) unless otherwise noted. References to “Cdn$” refer to Canadian dollars.

These Interim Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies applied in these Interim Financial Statements are based on IFRS Accounting Standards as issued by the IASB (“IFRS”) and have been prepared using the same accounting policies and methods of application as disclosed in Note 3 to the audited consolidated financial statements for the year ended December 31, 2024 and were consistently applied to all the periods presented unless otherwise stated below. These Interim Financial Statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at September 30, 2025 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

3.	Material Accounting Policy Information

3.1.	New Accounting Standards Effective in 2025

Amendment to IAS 21 - Lack of Exchangeability

Effective January 1, 2025, the Company adopted the Amendment to IAS 21 - Lack of Exchangeability. The amendments contain guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not, as well as associated disclosure requirements when it is concluded a currency is not exchangeable. The adoption of this amendment had no impact on the condensed interim consolidated financial statements.

1 Minto has been removed from the mine count due to Minto Metals Corp. being placed in receivership.

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Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

4.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company’s Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the Interim Financial Statements are unchanged from those disclosed in Note 4 to the audited consolidated financial statements for the year ended December 31, 2024.

5.	Financial Instruments

5.1.	Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern and satisfy its outstanding funding commitments while maintaining a high degree of financial flexibility to consummate new streaming investments.

The capital structure of the Company consists of debt (Note 16) and equity attributable to common shareholders, comprising of issued capital (Note 17), accumulated reserves (Note 18) and retained earnings.

The Company is not subject to any externally imposed capital requirements with the exception of complying with the financial covenant under its sustainability-linked revolving credit facility requiring a capitalization ratio of <= 0.60:1 (Note 16).

The Company is in compliance with the debt covenant at September 30, 2025, as described in Note 16.1.

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Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

5.2.	Categories of Financial Assets and Liabilities

Trade receivables from sales of cobalt and other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the other receivables are reported net of allowances for uncollectable amounts. The refundable deposit on the 777 PMPA, which requires a single principal payment at maturity, is carried at amortized cost, which approximates its fair value. All other financial assets are reported at fair value. Fair value adjustments on financial assets are reflected as a component of net earnings with the exception of fair value adjustments associated with the Company’s long-term investments in common shares held. As these long-term investments are held for strategic purposes and not for trading, the Company has made a one time, irrevocable election to reflect the fair value adjustments associated with these investments as a component of Other Comprehensive Income (“OCI”). Financial liabilities are reported at amortized cost using the effective interest method, which approximate fair values due to the short terms to maturity. The following table summarizes the classification of the Company’s financial assets and liabilities:

(in thousands)	Note	September 30 2025	December 31 2024

Financial assets

Financial assets mandatorily measured at FVTNE [1]

Cash and cash equivalents	21	$1,157,706	$818,166

Trade receivables from provisional concentrate sales, net of fair value adjustment	6, 11	13,472	3,518

Long-term investments - warrants held		1,970	785

Investments in equity instruments designated at FVTOCI [1]

Long-term investments - common shares held	15	262,412	98,190

Financial assets measured at amortized cost

Trade receivables from sales of cobalt	11	1,653	1,199

Refundable deposit - 777 PMPA	24	9,974	9,413

Other		27,346	1,500

Total financial assets		$1,474,533	$932,771

Financial liabilities

Financial liabilities at amortized cost

Accounts payable and accrued liabilities		$15,407	$13,553

Total financial liabilities		$15,407	$13,553

1)	FVTNE refers to Fair Value Through Net Earnings, FVTOCI refers to Fair Value Through Other Comprehensive Income.

5.3.	Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company monitors its financial assets and does not have a significant concentration of credit risk. The Company invests surplus cash in bank accounts and short-term money market instruments. Finally, counterparties used to sell precious metals are established organizations with minimum acceptable credit worthiness and the balance of trade receivables on these sales in the ordinary course of business is not significant. Therefore, credit risk associated with trade receivables at September 30, 2025 is considered to be negligible.

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Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

The Company’s maximum exposure to credit risk related to its financial assets is as follows:

(in thousands)	Note	September 30 2025	December 31 2024

Cash and cash equivalents	21	$1,157,706	$818,166

Trade receivables from provisional concentrate sales, net of fair value adjustment	11	13,472	3,518

Trade receivables from sales of cobalt	11	1,653	1,199

Refundable Deposit - 777 PMPA	24	9,974	9,413

Other		27,346	1,500

Maximum exposure to credit risk related to financial assets		$1,210,151	$833,796

5.4.	Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. As at September 30, 2025, the Company had cash and cash equivalents of $1.2 billion (December 31, 2024 - $818 million) and working capital of $1.1 billion (December 31, 2024 - $799 million).

The Company holds equity investments of several companies (Note 15) with a combined market value at September 30, 2025 of $264 million (December 31, 2024 - $99 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. These shares and warrants are held for strategic purposes and are considered long-term investments and therefore, as part of the Company’s planning, budgeting and liquidity analysis process, these investments are not relied upon to provide operational liquidity.

The following table summarizes the timing associated with the Company’s remaining contractual payments relating to its financial liabilities and performance share units liability. The table reflects the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The table includes both interest and principal cash flows, where applicable.

As at September 30, 2025

(in thousands)	2025	2026 - 2027	2028 - 2029	After 2029	Total

Accounts payable and accrued liabilities	$15,407	$-	$-	$-	$15,407

Performance share units [1]	-	33,034	1,257	-	34,291

Total	$15,407	$33,034	$1,257	$-	$49,698

1)	See Note 19.1 for estimated value per PSU at maturity and anticipated performance factor at maturity.

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Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

5.5.	Currency Risk

The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses and the acquisition of strategic long-term investments. As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the United States dollar. The carrying amounts of the Company’s Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

(in thousands)	September 30 2025	December 31 2024

Monetary assets

Cash and cash equivalents	$2,706	$7,833

Accounts receivable	185	160

Long-term investments - common shares held	262,412	98,190

Long-term investments - warrants held	1,970	785

Other long-term assets	-	3,114

Total Canadian dollar denominated monetary assets	$267,273	$110,082

Monetary liabilities

Accounts payable and accrued liabilities	$7,133	$9,291

Performance share units	28,520	20,989

Lease liability	5,108	5,170

Pension liability	5,497	5,289

Total Canadian dollar denominated monetary liabilities	$46,258	$40,739

The following tables detail the Company’s sensitivity to a 10% increase or decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in exchange rates.

	As at September 30, 2025

	Change in Canadian Dollar

(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(4,139)	$4,139

Increase (decrease) in other comprehensive income	26,241	(26,241)

Increase (decrease) in total comprehensive income	$22,102	$(22,102)

	As at December 31, 2024

	Change in Canadian Dollar

(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(2,885)	$2,885

Increase (decrease) in other comprehensive income	9,819	(9,819)

Increase (decrease) in total comprehensive income	$6,934	$(6,934)

5.6.	Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, the Company has no outstanding borrowings, and historically all borrowings have been at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the three and nine months ended September 30, 2025 the weighted average interest rate earned on its

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Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

cash deposits in interest bearing accounts was 4.2%, as compared to 5.2% in the comparable periods of the prior year.

During the three and nine months ended September 30, 2025 and 2024, a fluctuation in interest rates of 100 basis points (1 percent) would not have impacted the amount of interest expensed by the Company.

During the three and nine months ended September 30, 2025 and 2024, a fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest earned by approximately $2 million and $6 million, respectively, as compared to $1 million and $3 million during the comparable periods of the prior year.

5.7.	Other Price Risk

The Company is exposed to equity price risk as a result of holding long-term investments in common shares of various companies. The Company does not actively trade these investments.

If equity prices had been 10% higher or lower at the respective balance sheet date, other comprehensive income for the three and nine months ended September 30, 2025 and 2024 would have increased/decreased by approximately $26 million and $10 million respectively, as a result of changes in the fair value of common shares held.

5.8.	Fair Value Estimation

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements (“IFRS 13”).

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		September 30, 2025

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	21	$1,157,706	$1,157,706	$-	$-

Trade receivables from provisional concentrate sales, net of fair value adjustment	11	13,472	-	13,472	-

Long-term investments - common shares held	15	262,412	262,412	-	-

Long-term investments - warrants held	15	1,970	-	1,970	-

		$1,435,560	$1,420,118	$15,442	$-

		December 31, 2024

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	21	$818,166	$818,166	$-	$-

Trade receivables from provisional concentrate sales, net of fair value adjustment	11	3,518	-	3,518	-

Long-term investments - common shares held	15	98,190	98,190	-	-

Long-term investments - warrants held	15	785	-	785	-

		$920,659	$916,356	$4,303	$-

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [12]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

When balances are outstanding, the Company’s bank debt (Note 16.1) is reported at amortized cost using the effective interest method.

5.8.1. Valuation Techniques for Level 2 Assets

Accounts Receivable Arising from Sales of Metal Concentrates

The Company’s trade receivables from provisional concentrate sales are valued based on forward price of silver to the expected date of final settlement (Note 6). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.

Long-Term Investments in Warrants Held

The fair value of the Company’s long-term investments in warrants held that are not traded in an active market are determined using a Black-Scholes model based on assumptions including risk-free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

6.	Revenue

	Three Months Ended September 30				Nine Months Ended September 30

(in thousands)	2025		2024		2025		2024

Sales

Gold credit sales	$274,797	58%	$188,521	61%	$922,845	64%	$561,360	62%
Silver

Silver credit sales	$146,405	30%	$94,749	30%	$408,654	28%	$265,000	29%

Concentrate sales	42,390	9%	20,400	7%	90,819	6%	58,098	7%

Total silver sales	$188,795	39%	$115,149	37%	$499,473	34%	$323,098	36%

Palladium credit sales	$3,042	1%	$3,644	1%	$7,978	1%	$12,531	1%

Cobalt sales	$9,623	2%	$939	1%	$19,590	1%	$7,134	1%

Total sales revenue	$476,257	100%	$308,253	100%	$1,449,886	100%	$904,123	100%

Gold, Silver and Palladium Credit Sales

Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through bullion banks. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer.

Concentrate Sales

Under certain PMPAs, silver is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metal in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metal. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted gold and silver prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the customer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold are not significant and do not constrain the recognition of revenue.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [13]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

Cobalt Sales

The Company has entered into an offtake agreement under which all cobalt is sold to a third-party offtaker. Revenue from the cobalt sale is recognized at the time of the delivery, which is also the date that control of the cobalt is transferred to the offtaker.

7.	General and Administrative

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2025	2024	2025	2024

Salaries and benefits	$5,866	$5,322	$19,307	$16,425

Depreciation	307	358	928	1,040

Professional fees, audit and regulatory	1,517	1,073	6,016	4,578

Business travel	586	499	1,570	1,590

Business taxes	156	162	1,036	890

Insurance	496	499	1,480	1,382

Other	1,496	1,575	4,633	4,288

Total general and administrative	$10,424	$9,488	$34,970	$30,193

8.	Share Based Compensation

		Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	Note	2025	2024	2025	2024

Equity settled share based compensation [1]

Share purchase options	18.1	$685	$733	$1,975	$2,104

Restricted share units	18.2	927	992	2,871	2,874

Cash settled share based compensation

Performance share units	19.1	$7,040	$7,903	$25,949	$12,172

Total share based compensation		$8,652	$9,628	$30,795	$17,150

1)	Equity settled share based compensation is a non-cash expense.

9.	Donations and Community Investments

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2025	2024	2025	2024

Local donations and community investments [1]	$616	$853	$2,240	$1,950

Partner donations and community investments [2]	782	1,499	3,090	2,676

Environmental and innovation investments [3]	8	-	1,136	-

Total donations and community investments	$1,406	$2,352	$6,466	$4,626

1)	The Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton’s offices are located.
2)	The Partner Community Investment Program supports the communities influenced by Mining Partners’ operations.
3)	Includes the Company’s funding of initiatives that seek to reduce environmental impacts and support innovation and efficiency in mining, including costs associated with the Future of Mining Challenge.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [14]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

10.	Other Income (Expense)

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2025	2024	2025	2024

Interest income	$9,718	$6,767	$26,981	$16,901

Dividend income	239	482	765	1,663

Foreign exchange gain (loss)	677	(178)	(855)	444

Gain (loss) on fair value adjustment of share purchase warrants held	1,765	523	4,522	903

Other	435	11	(1,323)	11

Total other income (expense)	$12,834	$7,605	$30,090	$19,922

11.	Accounts Receivable

(in thousands)	Note	September 30 2025	December 31 2024

Trade receivables from provisional concentrate sales, net of fair value adjustment	6	$13,472	$3,518

Trade receivables from sales of cobalt	6	1,653	1,199

Other accounts receivable		26,403	1,500

Total accounts receivable		$41,528	$6,217

Other Accounts Receivable

Other accounts receivable includes a $24 million trade receivable related to the sale of gold and silver ounces. The transaction settled on September 30, 2025, which was a statutory holiday in Canada, resulting in the payment being received on October 1, 2025.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [15]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

12.	Mineral Stream Interests

	Nine Months Ended September 30, 2025

	Cost				Accumulated Depletion & Impairment [1]			Carrying Amount Sep 30, 2025
(in thousands)	Balance Jan 1, 2025	Additions	Disposal [2]	Balance Sep 30, 2025	Balance Jan 1, 2025	Depletion	Balance Sep 30, 2025

Gold interests

Salobo	$3,429,911	$144,000	$-	$3,573,911	$(834,426)	$(84,950)	$(919,376)	$2,654,535

Sudbury [3]	623,864	-	-	623,864	(382,313)	(17,861)	(400,174)	223,690

Constancia	140,058	-	-	140,058	(75,732)	(6,279)	(82,011)	58,047

San Dimas	220,429	-	-	220,429	(83,948)	(7,544)	(91,492)	128,937

Stillwater [4]	239,352	-	-	239,352	(31,892)	(2,237)	(34,129)	205,223

Blackwater	340,231	-	-	340,231	-	(6,016)	(6,016)	334,215

Platreef	275,702	-	-	275,702	-	-	-	275,702

Other [5]	419,174	477,331	(16,006)	880,499	(53,791)	(1,289)	(55,080)	825,419

	$5,688,721	$621,331	$(16,006)	$6,294,046	$(1,462,102)	$(126,176)	$(1,588,278)	$4,705,768

Silver interests

Peñasquito	$524,626	$-	$-	524,626	$(280,161)	$(28,044)	$(308,205)	$216,421

Antamina	900,343	-	-	900,343	(409,572)	(23,372)	(432,944)	467,399

Constancia	302,948	-	-	302,948	(137,570)	(10,037)	(147,607)	155,341

Blackwater	140,908	30,039	-	170,947	-	(2,412)	(2,412)	168,535

Other [6]	1,115,154	40,041	-	1,155,195	(593,432)	(13,746)	(607,178)	548,017

	$2,983,979	$70,080	$-	$3,054,059	$(1,420,735)	$(77,611)	$(1,498,346)	$1,555,713

Palladium interests

Stillwater [4]	$263,721	$-	$-	$263,721	$(50,542)	$(3,436)	$(53,978)	$209,743

Platreef	78,814	-	-	78,814	-	-	-	78,814

	$342,535	$-	$-	$342,535	$(50,542)	$(3,436)	$(53,978)	$288,557

Platinum interests

Marathon	$9,451	$-	$-	$9,451	$-	$-	$-	$9,451

Platreef	57,584	-	-	57,584	-	-	-	57,584

	$67,035	$-	$-	$67,035	$-	$-	$-	$67,035

Cobalt interests

Voisey’s Bay	$393,422	$-	$-	$393,422	$(162,733)	$(10,439)	$(173,172)	$220,250

	$9,475,692	$691,411	$(16,006)	$10,151,097	$(3,096,112)	$(217,662)	$(3,313,774)	$6,837,323

1)	Includes cumulative impairment charges to September 30, 2025 as follows: El Alto silver interest - $338 million; Sudbury gold interest - $120 million; and Voisey’s Bay cobalt interest - $109 million.
2)	See Note 12 - Partial Disposition of the Cangrejos PMPA.
3)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
4)	Comprised of the Stillwater and East Boulder gold and palladium interests.
5)

Comprised of the Minto, Copper World Complex, Marmato, Santo Domingo, Fenix, Marathon, Goose, El Domo, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests. The additions to other gold interests includes Kone - $313 million, Kurmuk - $88 million, Fenix - $75 million and Cangrejos - $3 million.

6)

Comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, El Alto (previously referred to as Pascua-Lama), Copper World Complex, Marmato, Cozamin, El Domo, Mineral Park and Kudz Ze Kayah silver interests. The additions to other silver interests includes: Mineral Park - $40 million.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [16]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

	Year Ended December 31, 2024

	Cost			Accumulated Depletion & Impairment [1]

(in thousands)	Balance Jan 1, 2024	Additions	Balance Dec 31, 2024	Balance Jan 1, 2024	Depletion	Impairment Charge	Balance Dec 31, 2024	Carrying Amount Dec 31, 2024

Gold interests

Salobo	$3,429,911	$-	$3,429,911	$(748,492)	$(85,934)	$-	$(834,426)	$2,595,485

Sudbury [2]	623,864	-	623,864	(361,379)	(20,934)	-	(382,313)	241,551

Constancia	140,058	-	140,058	(59,793)	(15,939)	-	(75,732)	64,326

San Dimas	220,429	-	220,429	(75,707)	(8,241)	-	(83,948)	136,481

Stillwater [3]	239,352	-	239,352	(27,883)	(4,009)	-	(31,892)	207,460

Blackwater	340,231	-	340,231	-	-	-	-	340,231

Platreef	-	275,702	275,702	-	-	-	-	275,702

Other [4]	315,956	103,218	419,174	(52,498)	(1,293)	-	(53,791)	365,383

	$5,309,801	$378,920	$5,688,721	$(1,325,752)	$(136,350)	$-	$(1,462,102)	$4,226,619

Silver interests

Peñasquito	$524,626	$-	$524,626	$(248,394)	$(31,767)	$-	$(280,161)	$244,465

Antamina	900,343	-	900,343	(380,813)	(28,759)	-	(409,572)	490,771

Constancia	302,948	-	302,948	(123,365)	(14,205)	-	(137,570)	165,378

Blackwater	140,908	-	140,908	-	-	-	-	140,908

Other [5]	1,018,655	96,499	1,115,154	(577,450)	(15,982)	-	(593,432)	521,722

	$2,887,480	$96,499	$2,983,979	$(1,330,022)	$(90,713)	$-	$(1,420,735)	$1,563,244

Palladium interests

Stillwater [3]	$263,721	$-	$263,721	$(43,054)	$(7,488)	$-	$(50,542)	$213,179

Platreef	-	78,814	78,814	-	-	-	-	78,814

	$263,721	$78,814	$342,535	$(43,054)	$(7,488)	$-	$(50,542)	$291,993

Platinum interests

Marathon	$9,451	$-	$9,451	$-	$-	$-	$-	$9,451

Platreef	-	57,584	57,584	-	-	-	-	57,584

	$9,451	$57,584	$67,035	$-	$-	$-	$-	$67,035

Cobalt interests

Voisey’s Bay [6]	$393,422	$-	$393,422	$(42,606)	$(11,266)	$(108,861)	$(162,733)	$230,689

	$8,863,875	$611,817	$9,475,692	$(2,741,434)	$(245,817)	$(108,861)	$(3,096,112)	$6,379,580

1)	Includes cumulative impairment charges to December 31, 2024 as follows: El Alto silver interest - $338 million; Sudbury gold interest - $120 million; and Voisey’s Bay cobalt interest - $109 million.
2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)

Comprised of the Minto, Copper World Complex, Marmato, Santo Domingo, Fenix, Marathon, Goose, El Domo, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests. The additions to other gold interests includes:Kudz Ze Kayah -$14 million; Cangrejos - $16 million; Marmato - $40 million; and Kurmuk - $44 million; less a repayment relative to El Domo - $10 million to be re-advanced at a later date.

5)

Comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, El Alto (previously referred to as Pascua-Lama), Copper World Complex, Marmato, Cozamin, El Domo, Mineral Park and Kudz Ze Kayah silver interests. The additions to other silver interests includes: Kudz Ze Kayah - $25 million; and Mineral Park - $75 million; less a repayment relative to El Domo - $3 million to be re-advanced at a later date.

6)

When cobalt is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the cobalt is recorded as a cost of sale. Depletion in this table for the Voisey’s Bay cobalt interest is inclusive of depletion relating to inventory.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [17]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

The value allocated to reserves is classified as depletable upon a mining operation achieving commercial production and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	September 30, 2025			December 31, 2024

(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total

Gold interests

Salobo	$2,328,360	$326,175	$2,654,535	$2,269,310	$326,175	$2,595,485

Sudbury [1]	186,597	37,093	223,690	199,840	41,711	241,551

Constancia	54,523	3,524	58,047	60,721	3,605	64,326

San Dimas	50,160	78,777	128,937	47,187	89,294	136,481

Stillwater [2]	185,588	19,635	205,223	187,826	19,634	207,460

Blackwater	321,107	13,108	334,215	-	340,231	340,231

Platreef	-	275,702	275,702	-	275,702	275,702

Other [3]	93,336	732,083	825,419	16,706	348,677	365,383

	$3,219,671	$1,486,097	$4,705,768	$2,781,590	$1,445,029	$4,226,619

Silver interests

Peñasquito	$216,421	$-	$216,421	$244,465	$-	$244,465

Antamina	221,595	245,804	467,399	143,753	347,018	490,771

Constancia	148,968	6,373	155,341	158,896	6,482	165,378

Blackwater	168,535	-	168,535	-	140,908	140,908

Other [4]	112,616	435,401	548,017	122,498	399,224	521,722

	$868,135	$687,578	$1,555,713	$669,612	$893,632	$1,563,244

Palladium interests

Stillwater [2]	$202,255	$7,488	$209,743	$205,691	$7,488	$213,179

Platreef	-	78,814	78,814	-	78,814	78,814

	$202,255	$86,302	$288,557	$205,691	$86,302	$291,993

Platinum interests

Marathon	$-	$9,451	$9,451	$-	$9,451	$9,451

Platreef	-	57,584	57,584	-	57,584	57,584

	$-	$67,035	$67,035	$-	$67,035	$67,035

Cobalt interests

Voisey’s Bay	$208,395	$11,855	$220,250	$217,300	$13,389	$230,689

	$4,498,456	$2,338,867	$6,837,323	$3,874,193	$2,505,387	$6,379,580

1)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
2)	Comprised of the Stillwater and East Boulder gold and palladium interests.
3)	Comprised of the Minto, Copper World Complex, Marmato, Santo Domingo, Fenix, Marathon, Goose, El Domo, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests.
4)

Comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, El Alto (previously referred to as Pascua-Lama), Copper World Complex, Marmato, Cozamin, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [18]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

Significant acquisitions, amendments and disposals of mineral stream interests (if any) in the nine months ended September 30, 2025 are outlined below. The percentage of payable production and other key PMPA terms for all mineral stream interests are described in Note 25.

Amendment to the Blackwater PMPA

On March 7, 2025, the Company amended its PMPA (the “Blackwater Silver PMPA”) with Artemis Gold Inc. (“Artemis”) in respect of silver production from the Blackwater Project located in British Columbia in Canada (the “Blackwater project”). Under the Blackwater Silver PMPA, Wheaton will acquire an amount of silver equal to 50% of the payable silver until 17.8 million ounces have been delivered and 33% of payable silver thereafter for the life of the mine.

As a result of the amendment, the amount of payable silver will be based on a multiple ranging from 5.07 to 5.17 of the number of ounces of gold produced, rather than being based on a fixed silver recovery factor. The ratio is currently 5.17. Once 17.8 million ounces of silver have been delivered, the determination of payable silver will revert to being based on a fixed silver recovery factor, consistent with the previous terms of the Blackwater Silver PMPA. On March 10, 2025, the Company paid Artemis $30 million in connection with this amendment.

Amendment to the Kudz Ze Kayah PMPA

On October 8, 2025, the Company amended its PMPA with BMC Minerals Ltd. (“BMC”) in respect of the Kudz Ze Kayah (“KZK”) project located in Yukon, Canada, with the amendment including the elimination of BMC Minerals’ one-time option to repurchase 50% of the stream for a period of 30 days after June 22, 2026 and the Company’s right to repayment on certain conditions being met. In connection with the amendment, the Company advanced an additional upfront deposit of $2.5 million to BMC at the time of execution and has committed to advance an additional $15 million deposit on KZK achieving certain permitting milestones.

Partial Disposition of the Cangrejos PMPA

On May 16, 2023, the Company entered into a PMPA (the “Cangrejos PMPA”) with Lumina Gold Corp. (“Lumina”) in respect of its 100% owned Cangrejos gold-copper project located in El Oro Province, Ecuador. Under the terms of the agreement, Wheaton was to purchase 6.6% of the payable gold production until 700,000 ounces of gold have been delivered, at which point the stream would be reduced to 4.4% of the payable gold production for the life of the mine.

On June 23, 2025, CMOC Singapore Pte. Ltd., a Singapore entity and a subsidiary of CMOC Group Limited (collectively “CMOC”) announced that it had completed its previously disclosed acquisition of Lumina. As a result of this change of control, on September 16, 2025, CMOC exercised the option to acquire 33% of the stream under the Cangrejos PMPA in exchange for a cash payment in the amount of $102 million, resulting in a gain on the partial disposal of the Cangrejos PMPA in the amount of $86 million, calculated as follows:

(in thousands)

Proceeds received on 33% buyback of Cangrejos	$101,730

Less: 33% carrying value	(16,006)

Gain on partial disposal of the Cangrejos PMPA	$85,724

In connection with the exercise of the option, the Company’s attributable gold production has been modified such that the Company will purchase an amount of gold equal to 4.4% (previously 6.6%) of the payable gold production until the Company has received 469,000 ounces of gold under the Cangrejos PMPA, dropping to 2.9% (previously 4.4%) of the payable gold production for the life of the mine.

13.	Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies (please see Note 25 for more information). Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [19]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

The following table summarizes the early deposit mineral stream interests owned by the Company as of September 30, 2025:

						Attributable Production to be Purchased

Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold	Silver	Term of Agreement

Toroparu	Aris Mining	Guyana	$15,500	$138,000	$153,500	10%	50%	Life of Mine

Cotabambas	Panoro	Peru	14,000	126,000	140,000	25% ³	100% ³	Life of Mine

Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%	100%	Life of Mine

			$46,352	$322,000	$368,352

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to Note 25 for details of when the remaining upfront consideration to be paid becomes due.
3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

14.	Mineral Royalty Interests

The following table summarizes mineral royalty interests owned by the Company as of September 30, 2025:

Royalty Interests	Mine Owner	Location of Mine	Royalty [1]	Total Upfront Consideration [2]	Term of Agreement	Date of Original Contract

Metates	Chesapeake	Mexico	0.5% NSR	$3,000	Life of Mine	07-Aug-2014

Brewery Creek [3]	Victoria Gold	Canada	2.0% NSR	3,529	Life of Mine	04-Jan-2021

Black Pine [4]	Liberty Gold	USA	0.5% NSR	3,600	Life of Mine	10-Sep-2023

Mt Todd [5]	Vista	Australia	1.0% GR	20,000	Life of Mine	13-Dec-2023

DeLamar [6]	Integra	USA	1.5% NSR	9,750	Life of Mine	20-Feb-2024

				$39,879

1)	Abbreviation as follows: NSR = Net Smelter Return Royalty; and GR = Gross Royalty.
2)	Expressed in thousands; excludes closing costs.
3)

The Company paid $3 million for an existing 2.0% net smelter return royalty interests on the first 600,000 ounces of gold mined and a 2.75% net smelter returns royalty interest thereafter. The Brewery Creek royalty agreement provides, among other things, that Golden Predator Mining Corp., (subsidiary of Victoria Gold) may reduce the 2.75% net smelter royalty interest to 2.125% on payment of the sum of Cdn $2 million to the Company. On August 14, 2024, the Ontario Superior Court of Justice placed Victoria Gold Corp. into receivership following the failure of the heap leach pad at its Eagle Mine in June 2024.

4)	Liberty Gold has been granted an option to repurchase 50% of the NSR for $4 million at any point in time up to the earlier of commercial production at Black Pine or January 1, 2030.
5)

The Mt Todd royalty is at a rate of 1% of gross revenue with such rate being subject to increase to a maximum rate of 2%, depending on the timing associated with the achievement of certain operational milestones.

6)	Under the DeLamar royalty, if completion is not achieved by January 1, 2029, the DeLamar royalty will increase annually by 0.15% of net smelter returns to a maximum of 2.7% of net smelter returns.

15.	Long-Term Equity Investments

(in thousands)	September 30 2025	December 31 2024

Common shares held	$262,412	$98,190

Warrants held	1,970	785

Total long-term equity investments	$264,382	$98,975

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [20]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

Common Shares Held

	Three Months Ended September 30, 2025

(in thousands)	Fair Value at Jun 30, 2025	Additions	Disposals	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Sep 30, 2025	Realized Gain on Disposal

Streaming or royalty partners	$ 161,394	$7,780	$-	$75,138	$244,312	$-

Strategic investments	6,594	5,269	-	6,237	18,100	-

Total	$ 167,988	$13,049	$-	$81,375	$262,412	$-

1)	Fair Value Gains (Losses) are reflected as a component of Other Comprehensive Income (“OCI”).

	Three Months Ended September 30, 2024

(in thousands)	Fair Value at Jun 30, 2024	Additions	Disposals	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Sep 30, 2024	Realized Loss on Disposal

Streaming or royalty partners	$ 82,949	$12,745	$(12,018)	$13,361	$97,037	$(3,543)

Strategic investments	3,950	-	-	386	4,336	-

Total	$ 86,899	$12,745	$(12,018)	$13,747	$101,373	$(3,543)

1)	Fair Value Gains (Losses) are reflected as a component of OCI.

	Nine Months Ended September 30, 2025

(in thousands)	Fair Value at Dec 31, 2024	Additions	Disposals	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Sep 30, 2025	Realized Gain on Disposal

Streaming or royalty partners	$ 93,915	$7,780	$-	$142,617	$244,312	$-

Strategic investments	4,275	8,386	-	5,439	18,100	-

Total	$ 98,190	$16,166	$-	$148,056	$262,412	$-

1)	Fair Value Gains (Losses) are reflected as a component of OCI.

	Nine Months Ended September 30, 2024

(in thousands)	Fair Value at Dec 31, 2023	Additions	Disposals	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Sep 30, 2024	Realized Gain (Loss) on Disposal

Streaming or royalty partners	$ 75,481	$17,866	$(12,018)	$15,707	$97,036	$(3,543)

Strategic investments [2]	170,545	-	(177,088)	10,880	4,337	35,768

Total	$ 246,026	$17,866	$(189,106)	$26,587	$101,373	$32,225

1)	Fair Value Gains (Losses) are reflected as a component of OCI.
2)

Includes shares of Hecla Mining Company (“Hecla”) which were received on September 7, 2022 as partial consideration for the termination of the Keno Hill PMPA. These shares were disposed of during the period as they were no longer part of the Company’s strategic objectives.

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [21]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

16.	Credit Facilities

16.1.	Sustainability-Linked Revolving Credit Facility

As at September 30, 2025, the Company’s unsecured $2.0 billion revolving credit facility remained undrawn. The maturity was extended by an additional year to June 30, 2030, and a $500 million accordion feature was added. The facility includes sustainability-linked features and a financial covenant requiring a capitalization ratio ≤ 0.60:1, with which the Company was in compliance as at September 30, 2025 and 2024. Interest on drawn amounts is based on the Company’s leverage ratio at SOFR + 1.10% to 2.15%. The standby fee was 0.1966% (2024 – 0.20%).

The Revolving Facility, which is classified as a financial liability and reported at amortized cost using the effective interest method, can be drawn down at any time to finance acquisitions, investments or for general corporate purposes. In connection with the Revolving Facility, there is $5 million unamortized debt issue costs which have been recorded as a long-term asset under the classification Other (see Note 24).

16.2.	Lease Liabilities

The lease liability on the Company’s offices located in Vancouver, Canada and the Cayman Islands is as follows:

(in thousands)	September 30 2025	December 31 2024

Current portion	$572	$262

Long-term portion	7,422	4,909

Total lease liabilities	$7,994	$5,171

The maturity analysis, on an undiscounted basis, of these leases is as follows:

(in thousands)	September 30 2025

Not later than 1 year	$979

Later than 1 year and not later than 5 years	3,349

Later than 5 years	5,934

Total lease liabilities	$10,262

16.3.	Finance Costs

A summary of the Company’s finance costs associated with the above facilities during the period is as follows:

		Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	Note	2025	2024	2025	2024

Costs related to undrawn credit facilities	16.1	$1,332	$1,333	$3,999	$4,010

Interest expense - lease liabilities	16.2	109	71	310	216

Letter of guarantee		-	-	-	(82)

Total finance costs		$1,441	$1,404	$4,309	$4,144

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [22]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

17.	Issued Capital

(in thousands)	Note	September 30 2025	December 31 2024

Issued capital

Share capital issued and outstanding: 454,010,126 common shares (December 31, 2024: 453,677,299 common shares)	17.1	$3,813,281	$3,798,108

17.1.	Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at September 30, 2025 and 2024, the Company had no preference shares outstanding.

17.2.	Dividends Declared

	Three Months Ended September 30				Nine Months Ended September 30

(in thousands, except per share amounts)	2025		2024		2025		2024

Dividends declared per share	$0.165		$0.155		$0.495		$0.465

Average number of shares eligible for dividend	453,956		453,638		453,904		453,435

Total dividends paid	$74,903		$70,314		$224,683		$210,847

Paid as follows:
Cash	$74,232	99%	$69,984	100%	$222,171	99%	$209,108	99%

DRIP [1]	671	1%	330	0%	2,512	1%	1,739	1%

Total dividends paid	$74,903	100%	$70,314	100%	$224,683	100%	$210,847	100%

1)	The Company has implemented a DRIP whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares.

18.	Reserves

(in thousands)	Note	September 30 2025	December 31 2024

Reserves
Share purchase options	18.1	$23,866	$23,361
Restricted share units	18.2	6,978	8,859
Long-term investment revaluation reserve, net of tax	18.3	35,846	(95,723)

Total reserves		$66,690	$(63,503)

18.1.	Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted with a term to expiry of five to seven years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two or three years.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [23]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

Each share purchase option converts into one common share of Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility. Historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing 36-month historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Nine Months Ended September 30

	2025	2024

Black-Scholes weighted average assumptions

Grant date share price and exercise price	Cdn$108.56	Cdn$59.79

Expected dividend yield	0.92%	1.45%

Expected volatility	30%	30%

Risk-free interest rate	2.89%	4.10%

Expected option life, in years	3.0	3.0

Weighted average fair value per option granted	Cdn$23.90	Cdn$13.39

Number of options issued during the period	178,020	305,710

Total fair value of options issued (000’s)	$2,974	$3,022

The following table summarizes information about the options outstanding and exercisable at September 30, 2025:

Exercise Price (Cdn$)	Exercisable Options	Non-Exercisable Options	Total Options Outstanding	Weighted Average Remaining Contractual Life

$49.86	162,563	-	162,563	2.5 years

$55.61¹	9,481	-	9,481	2.5 years

$60.24¹	17,903	13,918	31,821	4.4 years

$59.41	138,265	74,668	212,933	4.4 years

$59.79	73,557	142,602	216,159	5.5 years

$60.00	168,433	-	168,433	3.4 years

$61.46¹	16,632	43,026	59,658	5.5 years

$65.37¹	21,101	-	21,101	3.4 years

$105.65¹	-	37,730	37,730	6.5 years

$108.56	-	138,530	138,530	6.5 years

	607,935	450,474	1,058,409	4.5 years

1)	US$ share purchase options converted to Cdn$ using the exchange rate of 1.3921, being the Cdn$/US$ exchange rate at September 30, 2025.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [24]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2024 to September 30, 2025 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price

At January 1, 2024	1,270,021	Cdn$48.47

Granted (fair value - $3 million or Cdn$13.39 per option)	305,710	59.79

Exercised	(469,359)	35.58

Forfeited	(4,740)	59.59

At June 30, 2024	1,101,632	Cdn$57.33

Exercised	(25,098)	47.17

At September 30, 2024	1,076,534	Cdn$57.43

Exercised	(5,560)	37.43

At December 31, 2024	1,070,974	Cdn$58.14

Granted (fair value - $3 million or Cdn$23.90 per option)	178,020	108.56

Exercised	(112,270)	55.33

Forfeited	(24,410)	59.76

At June 30, 2025	1,112,314	Cdn$65.86

Exercised	(49,118)	57.64

Forfeited	(4,787)	77.64

At September 30, 2025	1,058,409	Cdn$66.42

As it relates to share purchase options, during the three months ended September 30, 2025, the weighted average share price at the time of exercise was Cdn$144.17 per share (nine months - Cdn$121.84 per share), as compared to Cdn$84.78 per share (nine months - Cdn$71.51 per share) during the comparable period in 2024.

18.2.	Restricted Share Units (“RSUs”)

The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors as determined by the Company’s Board of Directors or the Company’s Compensation Committee. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two to three years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification Share Based Compensation.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [25]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

A continuity schedule of the Company’s restricted share units outstanding from January 1, 2024 to September 30, 2025 is presented below:

	Number of RSUs Outstanding	Weighted Average Intrinsic Value at Date Granted

At January 1, 2024	316,336	$33.81

Granted (fair value - $4 million)	91,130	44.27

Released	(69,494)	43.36

Forfeited	(1,043)	44.40

At September 30 and December 31, 2024	336,929	$34.64

Granted (fair value - $4 million)	52,960	75.92

Released	(141,525)	33.58

Forfeited	(5,384)	43.86

At June 30, 2025	242,980	$44.04

Forfeited	(1,100)	55.85

At September 30, 2025	241,880	$43.99

18.3.	Long-Term Investment Revaluation Reserve

The Company’s long-term investments in common shares (Note 15) are held for long-term strategic purposes and not for trading purposes. The Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains that will offset the loss.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [26]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2024 to September 30, 2025 is presented below:

(in thousands)	Change in Fair Value	Deferred Tax Recovery (Expense)	Total

At January 1, 2024	$(68,099)	$(2,905)	$(71,004)

Unrealized gain (loss) on LTIs [1]	12,839	(1,423)	11,416

Reallocate reserve to retained earnings upon disposal of LTIs [1]	(35,768)	4,190	(31,578)

At June 30, 2024	$(91,028)	$(138)	$(91,166)

Unrealized gain (loss) on LTIs [1]	13,747	(653)	13,094

Reallocate reserve to retained earnings upon disposal of LTIs [1]	3,543	(481)	3,062

At September 30, 2024	$(73,738)	$(1,272)	$(75,010)

Unrealized gain (loss) on LTIs [1]	(21,938)	1,225	(20,713)

At December 31, 2024	$(95,676)	$(47)	$(95,723)

Unrealized gain (loss) on LTIs [1]	66,681	(6,296)	60,385

At June 30, 2025	$(28,995)	$(6,343)	$(35,338)

Unrealized gain (loss) on LTIs [1]	81,375	(10,191)	71,184

At September 30, 2025	$52,380	$(16,534)	$35,846

1)	LTIs refers to long-term investments in common shares held.

19.	Share Based Compensation

The Company’s share based compensation consists of share purchase options (Note 18.1), restricted share units (Note 18.2) and performance share units (Note 19.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

19.1.	Performance Share Units (“PSUs”)

The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return (“TSR”) to those achieved by various peer companies and the price of gold and silver.

Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [27]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) and the Company’s PSU accrual from January 1, 2024 to September 30, 2025 is presented below:

(in thousands, except for number of PSUs outstanding)	Number of PSUs Outstanding	PSU accrual liability
At January 1, 2024	372,460	$21,126
Granted	135,220	-
Accrual related to the fair value of the PSUs outstanding	-	4,318
Foreign exchange adjustment	-	(507)
Paid	(126,590)	(11,129)
Forfeited	(2,120)	(49)
At June 30, 2024	378,970	$13,759
Accrual related to the fair value of the PSUs outstanding	-	7,903
Foreign exchange adjustment	-	161
At September 30, 2024	378,970	$21,823
Accrual related to the fair value of the PSUs outstanding	-	4,393
Foreign exchange adjustment	-	(1,132)
At December 31, 2024	378,970	$25,084
Granted	78,390	-
Accrual related to the fair value of the PSUs outstanding	-	18,949
Foreign exchange adjustment	-	925
Paid	(118,240)	(17,209)
Forfeited	(890)	(40)
At June 30, 2025	338,230	$27,709
Accrual related to the fair value of the PSUs outstanding	-	7,322
Foreign exchange adjustment	-	(457)
Forfeited	(3,560)	(283)
At September 30, 2025	334,670	$34,291

A summary of the PSUs outstanding at September 30, 2025 is as follows:

Year of Grant	Year of Maturity	Number Outstanding	Estimated Value Per PSU at Maturity	Anticipated Performance Factor at Maturity	Percent of Service Period Completed at Sep 30, 2025	PSU Liability at Sep 30, 2025
2023	2026	123,700	$109.15	195%	86%	$22,730
2024	2027	133,400	$107.82	130%	55%	10,304
2025	2028	77,570	$106.53	85%	18%	1,257

		334,670				$34,291

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [28]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

20.	Earnings per Share (“EPS”) and Diluted Earnings per Share (“Diluted EPS”)

Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price of the Company’s common shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2025	2024	2025	2024

Basic weighted average number of shares outstanding	453,967	453,641	453,850	453,389

Effect of dilutive securities

Share purchase options	559	324	493	317

Restricted share units	242	337	282	331

Diluted weighted average number of shares outstanding	454,768	454,302	454,625	454,037

There were no share purchase options excluded from the computation of diluted earnings per share as the exercise prices did not exceed the average market value of the common shares of Cdn$134.73 (nine months - Cdn$115.72) nor Cdn$81.24 (nine months - Cdn$71.84) for the comparable period in 2024.

21.	Supplemental Cash Flow Information

Change in Non-Cash Working Capital

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2025	2024	2025	2024

Change in non-cash working capital

Accounts receivable	$(25,974)	$(267)	$(34,697)	$139

Accounts payable and accrued liabilities	7,646	2,643	2,046	1,381

Other	816	461	688	(191)

Total change in non-cash working capital	$(17,512)	$2,837	$(31,963)	$1,329

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [29]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

Cash and Cash Equivalents

(in thousands)	September 30 2025	December 31 2024
Cash and cash equivalents comprised of:

Cash	$1,004,928	$768,682

Cash equivalents	152,778	49,484

Total cash and cash equivalents	$1,157,706	$818,166

Cash equivalents include short-term deposits, treasury bills, bankers’ depository notes and bankers’ acceptances with terms to maturity at inception of less than three months.

22.	Income Taxes

A summary of the Company’s income tax expense (recovery) is as follows:

Income Tax Expense (Recovery) in Net Earnings

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2025	2024	2025	2024
Current income tax expense (recovery)	$(3,231)	$780	$(3,159)	$(2,029)
Global minimum income tax expense	58,436	27,851	153,136	78,361
Total current income tax expense	$55,205	$28,631	$149,977	$76,332

Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	$6,510	$(595)	$12,376	$3,900

Write down (reversal of write down) or recognition of prior period temporary differences	(16,308)	(525)	(28,433)	(2,236)

Total deferred income tax (recovery) expense	$(9,798)	$(1,120)	$(16,057)	$1,664

Total income tax expense recognized in net earnings	$45,407	$27,511	$133,920	$77,996

Effective tax rate	11%	15%	13%	15%

Pillar II Tax Expense - Global Minimum Tax

For the three months ended September 30, 2025, an amount of $58 million current tax expense associated with “Global Minimum Tax (“GMT”) (nine months ended September 30, 2025 - $153 million) was recorded, with GMT being payable 15 months after year-end (18 months after year-end for the year-ended December 31, 2024).

The Company has applied the mandatory exemption to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two taxes.

To date, the government of the Cayman Islands has indicated that they do not intend to enact Pillar Two legislation.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [30]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

Income Tax Expense (Recovery) in Other Comprehensive Income

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2025	2024	2025	2024

Current income tax expense (recovery) related to LTIs - common shares held	$-	$(481)	$-	$3,709

Deferred income tax expense (recovery) related to LTIs - common shares held	10,191	1,134	16,487	(1,632)

Income tax expense (recovery) recognized in OCI	$10,191	$653	$16,487	$2,077

Income Tax Expense (Recovery) Directly in Equity

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2025	2024	2025	2024

Current income tax expense (recovery)	$1,152	$-	$1,152	$-

Total deferred income tax expense (recovery)	$(376)	$-	$(376)	$-

Total income tax expense (recovery) recognized in equity	$776	$-	$776	$-

23.	Other Current Assets

The composition of other current assets is shown below:

(in thousands)	September 30 2025	December 31 2024

Prepaid expenses	$2,705	$3,230

Other	1,247	467

Total other current assets	$3,952	$3,697

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [31]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

24.	Other Long-Term Assets

The composition of other long-term assets is shown below:

(in thousands)	Note	September 30 2025	December 31 2024

Intangible assets		$1,216	$1,503

Debt issue costs - Revolving Facility	16.1	5,042	5,101

Refundable deposit - 777 PMPA		9,974	9,413

Subscription rights		-	3,114

Other		541	2,485

Total other long-term assets		$16,773	$21,616

Subscription Rights

The subscription rights from 2024 were converted to common shares during the first quarter of 2025 and were reclassified to Long-Term Equity Investments.

Refundable Deposit – 777 PMPA

On August 8, 2012, the Company entered into a PMPA with Hudbay in respect to the 777 mine. Under the terms of the 777 PMPA, should the market value of gold and silver delivered to Wheaton through the initial 40 year term of the contract, net of the per ounce cash payment, be lower than the initial $455 million upfront consideration, the Company is entitled to a refund of the difference (the “Refundable Deposit”) at the conclusion of the 40 year term. On June 22, 2022, Hudbay announced that mining activities at the 777 mine have concluded after the reserves were depleted and closure activities have commenced. The balance of the Refundable Deposit is $78 million.

At December 31, 2022, the Company derecognized the 777 PMPA and recognized a long-term receivable, with interest to be accreted on a quarterly basis until maturity which is August 8, 2052. The Company estimated that a credit facility with similar terms and conditions would have an interest rate of 8%.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [32]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

25.	Commitments and Contingencies

Mineral Stream Interests

The following tables summarize the Company’s commitments to make per ounce or per pound cash payments for gold, silver, palladium, platinum and cobalt to which it has the contractual right pursuant to the PMPAs:

Per Ounce Cash Payment for Gold

Mineral Stream Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment [1]		Term of Agreement		Date of Original Contract
Constancia	50%		$429	²	Life of Mine		8-Aug-12
Salobo	75%		$429		Life of Mine		28-Feb-13
Sudbury	70%		$400		20 years		28-Feb-13
San Dimas	variable	[3]	$643		Life of Mine		10-May-18
Stillwater	100%		18	% [4]	Life of Mine		16-Jul-18
Blackwater	8	% [5]	35%		Life of Mine		13-Dec-21
Platreef	62.5	% [5]	$100	[5]	Life of Mine	[5]	7-Dec-21	[8]
Other
Copper World	100%		$450		Life of Mine		10-Feb-10
Marmato	10.5	% [5]	18	% [4]	Life of Mine		5-Nov-20
Santo Domingo	100	% [5]	18	% [4]	Life of Mine		24-Mar-21
Fenix	22	% [6]	20%		Life of Mine		15-Nov-21
El Domo	50	% [5]	18	% [4]	Life of Mine		17-Jan-22
Marathon	100	% [5]	18	% [4]	Life of Mine		26-Jan-22
Goose	2.78	% [5]	18	% [4]	Life of Mine		8-Feb-22
Cangrejos	4.4	% [5]	18	% [4]	Life of Mine		16-May-23
Curraghinalt	3.05	% [5]	18	% [4]	Life of Mine		15-Nov-23
Kudz Ze Kayah	6.875	% [7]	20%		Life of Mine		22-Dec-21	[8]
Koné	19.5	% [5]	20	% [9]	Life of Mine		23-Oct-24
Kurmuk	6.7	% [5]	15%		Life of Mine		5-Dec-24
Early Deposit
Toroparu	10%		$400		Life of Mine		11-Nov-13
Cotabambas	25	% [5]	$450		Life of Mine		21-Mar-16
Kutcho	100%		20%		Life of Mine		14-Dec-17

1)

The production payment is measured as either a fixed amount per ounce of gold delivered, or as a percentage of the spot price of gold on the date of delivery. Contracts where the payment is a fixed amount per ounce of gold delivered are subject to an annual inflationary increase, with the exception of Sudbury. Additionally, should the prevailing market price for gold be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $550 per ounce of gold after the initial 40-year term.
3)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 30, 2025, the fixed gold to silver exchange ratio was revised from 70:1 to 90:1.

4)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
5)	Under certain PMPAs, the Company’s attributable gold percentage will be reduced once certain thresholds are achieved:
a.	Blackwater – reduced to 4% once the Company has received 464,000 ounces of gold.
b.

Platreef - reduced to 50% once the Company has received 218,750 ounces of gold, with a further reduction to 3.125% once the Company has received 428,300 ounces, at which point the per ounce cash payment increases to 80% of the spot price of gold. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 3.125% residual gold stream will terminate.

c.	Marmato – reduced to 5.25% once Wheaton has received 310,000 ounces of gold.
d.	Santo Domingo – reduced to 67% once the Company has received 285,000 ounces of gold.
e.	El Domo – reduced to 33% once the Company has received 145,000 ounces of gold.
f	Marathon – reduced to 67% once the Company has received 150,000 ounces of gold.
g.	Goose – reduced to 1.44% once the Company has received 87,100 ounces of gold, with a further reduction to 1% once the Company has received 134,000 ounces.
h.	Cangrejos – reduced to 2.9% once the Company has received 469,000 ounces of gold.
i.	Curraghinalt – reduced to 1.5% once the Company has received 125,000 ounces of gold.
j.

Koné - reduced to 10.8% once the Company has received 400,000 ounces of gold, subject to adjustment if there are delays in deliveries relative to an agreed schedule, with a further reduction to 5.4% once the Company has received an additional 130,000 ounces of gold.

k.

Kurmuk – reduced to 4.8% once the Company has received 220,000 ounces of gold. During any period in which debt exceeding $150 million ranks ahead of the gold stream, the stream percentage increases to 7.15% and decreases to 5.25% once the drop down threshold is reached.

l.	Cotabambas – reduced to 16.67% once the Company has received 90 million silver equivalent ounces.
6)

On October 21, 2024, the Company amended the Fenix PMPA. Under the original agreement, the Company was to acquire an amount of gold equal to 6% of the gold production until 90,000 ounces have been delivered, 4% of the gold production until the delivery of a further 140,000 ounces and 3.5% gold production thereafter for the life of mine. Under the revised agreement, the Company is entitled to purchase an additional 16% of payable gold production (22% in total) (subject to adjustment if there are delays in deliveries relative to an agreed schedule). Once Rio2 delivers the incremental 95,000 ounces (as adjusted), the stream reverts to the percentages and thresholds under the original Fenix PMPA (as described). Rio2 has a one-time option to terminate the requirement to deliver the incremental gold production from the end of 2027 until the end of 2029 by delivering 95,000 ounces (as adjusted) less previously delivered gold ounces, excluding those gold ounces which would have been delivered under the original Fenix PMPA.

7)

Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase staged percentages of produced gold ranging from 6.875% to 7.375% until 330,000 ounces of gold are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold are produced and delivered, further reducing to

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Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

a range of 5% to 5.5% until a further 270,200 ounces of gold are produced and delivered for a total of 660,000 ounces of gold thereafter ranging between 6.25% and 6.75%.
8)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.
9)	Until October 23, 2029, there is a price adjustment mechanism under the Koné PMPA
a.

if the spot price of gold is less than $2,100 per ounce, the Company will pay 20% of $2,100 less 25% of the difference between $2,100 and $1,800, less 30% of the difference between $1,800 and the spot price of gold; and

b.	if the spot price is greater than $2,700 per ounce, the Company will pay 25% of the difference between $3,000 and $2,700, plus 30% of the difference between the actual spot price of gold and $3,000.

Per Ounce Cash Payment for Silver

Mineral Stream Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment [1]		Term of Agreement	Date of Original Contract
Peñasquito	25%		$4.56		Life of Mine	24-Jul-07
Constancia	100%		$6.32	²	Life of Mine	8-Aug-12
Antamina	33.75%		20%		Life of Mine	3-Nov-15
Blackwater	50	% [6]	18	% [7]	Life of Mine	13-Dec-21
Other
Los Filos	100%		$4.74		25 years	15-Oct-04
Zinkgruvan	100%		$4.75		Life of Mine	8-Dec-04
Stratoni	100%		$11.54		Life of Mine	23-Apr-07
Neves-Corvo	100%		$4.55		50 years	5-Jun-07
Aljustrel	100	% ³	50%		50 years	5-Jun-07
El Alto [4]	25%		$3.90		Life of Mine	8-Sep-09
Copper World	100%		$3.90		Life of Mine	10-Feb-10
Loma de La Plata	12.5%		$4.00		Life of Mine	n/a	[5]
Marmato	100	% [6]	18	% [7]	Life of Mine	5-Nov-20
Cozamin	50	% [6]	10%		Life of Mine	11-Dec-20
El Domo	75%		18	% [7]	Life of Mine	17-Jan-22
Mineral Park	100%		18	% [7]	Life of Mine	24-Oct-23
Kudz Ze Kayah	6.875	% [8]	20%		Life of Mine	22-Dec-21	[9]
Early Deposit
Toroparu	50%		$3.90		Life of Mine	11-Nov-13
Cotabambas	100	% [6]	$5.90		Life of Mine	21-Mar-16
Kutcho	100%		20%		Life of Mine	14-Dec-17

1)

The production payment is measured as either a fixed amount per unit of silver delivered, or as a percentage of the spot price of silver on the date of delivery. Contracts where the payment is a fixed amount per ounce of silver delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata. Additionally, should the prevailing market price for silver be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver after the initial 40-year term.
3)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
4)	Previously referred to as Pascua-Lama.
5)	Terms of the agreement not yet finalized.
6)	Under certain PMPAs, the Company’s attributable silver percentage will be reduced once certain thresholds are achieved:
a.	Blackwater – reduced to 33% once the Company has received 17.8 million ounces of silver.
b.	Marmato – reduced to 50% once the Company has received 2.15 million ounces of silver.
c.	Cozamin – reduced to 33% once the Company has received 10 million ounces of silver.
d.	Cotabambas – reduced to 66.67% once the Company has received 90 million silver equivalent ounces.
7)	To be increased to 22% once the total market value of all metals delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
8)

Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase: staged percentages of produced silver ranging from 6.875% to 7.375% until 43.30 million ounces of silver are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5% to 5.5% until a further 35.34 million ounces of silver are produced and delivered for a total of 86.6 million ounces of silver and thereafter ranging between 6.25% and 6.75%.

9)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [34]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

Per Ounce Cash Payment for Palladium and Platinum and Per Pound for Cobalt

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Unit of Measurement Cash Payment [1]	Term of Agreement	Date of Original Contract

Palladium
Stillwater	4.5% ²	18% ³	Life of Mine	16-Jul-18
Platreef	5.25% ²	30% ²	Life of Mine ²	7-Dec-21	[4]

Platinum
Marathon	22% ²	18% ³	Life of Mine	26-Jan-22
Platreef	5.25% ²	30% ²	Life of Mine ²	7-Dec-21	[4]

Cobalt
Voisey’s Bay	42.4% ²	18% ³	Life of Mine	11-Jun-18

1)	The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery.
2)	Under certain PMPAs, the Company’s attributable metal percentage will be reduced once certain thresholds are achieved:
a.	Stillwater – reduced to 2.25% once the Company has received 375,000 ounces of palladium, with a further reduction to 1% once the Company has received 550,000 ounces.
b.

Platreef – reduced to 3% once the Company has received 350,000 ounces of combined palladium and platinum, with a further reduction to 0.1% once the Company has received a combined 485,115 ounces, at which point the per ounce cash payment increases to 80% of the spot price of palladium and platinum. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 0.1% residual palladium and platinum stream will terminate.

c.	Marathon – reduced to 15% once the Company has received 120,000 ounces of platinum.
d.	Voisey’s Bay – reduced to 21.2% once the Company has received 31 million pounds of cobalt.
3)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per unit cash payment, exceeds the initial upfront cash deposit.
4)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

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Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

Other Contractual Obligations and Contingencies

	Projected Payment Dates [1]

(in thousands)	2025	2026 - 2027	2028 - 2029	After 2029	Total

Payments for mineral stream interests & royalty

Salobo	$-	$-	$16,000	$64,000	$80,000

Copper World [2]	-	131,429	99,722	-	231,151

Marmato	40,016	41,968	-	-	81,984

Santo Domingo	-	162,500	97,500	-	260,000

Fenix Gold	50,000	-	-	-	50,000

El Domo	43,875	131,625	-	-	175,500

Marathon	-	-	143,669	-	143,669

Cangrejos	-	-	168,840	-	168,840

Curraghinalt	-	-	-	55,000	55,000

Loma de La Plata	-	-	-	32,400	32,400

Kudz Ze Kayah	2,500	-	15,000	-	17,500

Koné	156,250	156,250	-	-	312,500

Kurmuk	43,750	-	-	-	43,750

Payments for early deposit mineral stream interest

Cotabambas	-	-	-	126,000	126,000

Toroparu	-	-	-	138,000	138,000

Kutcho	-	-	-	58,000	58,000
Leases liabilities	256	1,992	2,081	5,934	10,263

Total contractual obligations	$336,647	$625,764	$542,812	$479,334	$1,984,557

1)	Projected payment date based on management estimate. Dates may be updated in the future as additional information is received.
2)	Figure includes contingent transaction costs of $1 million.

Salobo

The Company will be required to make annual payments of between $5.1 million to $8.5 million over a 10-year period, if the Salobo mine implements a high-grade mine plan. Payments will be made for each year in which the high-grade plan is achieved.

Copper World Complex

The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Copper World Complex and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Copper World Complex exceed $98 million and certain other customary conditions. Under the Copper World Complex PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.

Marmato

Under the terms of the Marmato PMPA, the Company is committed to pay Aris Mining additional upfront cash payments of $82 million, payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions.

Santo Domingo

Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone Copper Corp., (“Capstone”) additional upfront cash payments of $260 million, which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [36]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

Fenix

Under the terms of the Fenix PMPA, the Company is committed to pay Rio2 Limited (“Rio2”) additional upfront cash payments of $50 million, which was paid on October 31, 2025. Wheaton has also provided a $20 million secured standby loan facility.

El Domo

Under the terms of the El Domo PMPA, the Company is committed to pay additional upfront cash payments of $175.5 million, which includes $0.25 million which will be paid to support certain local community development initiatives around the El Domo project. The payments will be payable in four staged installments during construction, subject to various customary conditions being satisfied.

Marathon

Under the terms of the Marathon PMPA, the Company is committed to pay additional upfront cash payments of $144 million (Cdn$200 million), which is to be paid in four staged installments during construction of the Marathon project, subject to various customary conditions being satisfied.

Cangrejos

Under the terms of the Cangrejos PMPA, the Company is committed to pay additional upfront consideration of $169 million, which is to be paid in two staged equal installments during construction of the mine, subject to various customary conditions being satisfied.

Curraghinalt

Under the terms of the Curraghinalt PMPA, the Company is committed to pay additional upfront cash payments of $55 million to be paid to an affiliate of Dalradian Gold during construction of the Curraghinalt project.

Loma de La Plata

Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp., (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.

Mineral Park

The Company has entered into a loan agreement to provide a secured debt facility of up to $25 million to Origin Mining Company, LLC, the Mineral Park owner and affiliate of Waterton Copper, to help support the mine construction if necessary, once the full upfront consideration under the stream has been paid.

Kudz Ze Kayah

Under the terms of the Kudz Ze Kayah PMPA (“KZK”), an additional $5 million contingency payment is due to Orion if the KZK project achieves certain milestones. Under the terms of the amended KZK PMPA, an additional $15 million contingency payment is due to BCM if the KZK project achieves certain permitting milestones.

Koné

Under the terms of the Koné PMPA, the Company is committed to pay additional upfront cash payments of $313 million in two equal installment payments during construction, subject to certain customary conditions. The Company has also provided Montage Gold Corp., with a secured debt facility of up to $75 million to be allocated to project costs, including cost overruns, prior to completion of construction and once the full upfront consideration under the Koné PMPA has been paid.

Kurmuk

Under the terms of the Kurmuk PMPA, the Company is committed to pay additional upfront consideration of $44 million in one final installment payment during construction, subject to customary conditions.

Cotabambas

Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro Minerals Ltd., additional upfront cash payments of $126 million. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [37]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

Toroparu

Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay a subsidiary of Aris Mining an additional $138 million, payable on an installment basis to partially fund construction of the mine. Aris Mining is to deliver certain feasibility documentation. Prior to the delivery of this feasibility documentation, Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Aris Mining may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.

Kutcho

Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho additional upfront cash payments of $58 million, which will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

Tax Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.

Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005 to 2010 taxation years (the “CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. The CRA is not restricted under the terms of the CRA Settlement from issuing reassessments on some basis other than transfer pricing which could result in some or all of the income of the Company’s foreign subsidiaries being subject to tax in Canada.

It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits.

From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.

General

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [38]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

26.	Segmented Information

Operating Segments

The Company’s reportable operating segments, which are the components of the Company’s business where discrete financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer (“CEO”), who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Three Months Ended September 30, 2025
(in thousands)	Sales	Cost of Sales	Depletion	Gain on Disposal [1]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	$193,363	$23,916	$22,538	$-	$146,909	$169,447	$2,654,535

Sudbury [2]	16,850	1,892	6,616	-	8,342	6,305	223,690

Constancia	9,388	1,157	917	-	7,314	8,231	58,047

San Dimas	23,076	4,281	2,850	-	15,945	18,795	128,937

Stillwater	5,080	900	835	-	3,345	4,180	205,223

Blackwater	23,028	7,988	3,917	-	11,123	4,123	334,215

Platreef	-	-	-	-	-	-	275,702

Other [3]	4,012	1,596	510	85,724	87,630	3,486	825,419

Total gold interests	$274,797	$41,730	$38,183	$85,724	$280,608	$214,567	$4,705,768

Silver

Peñasquito	$63,205	$7,335	$8,187	$-	$47,683	$55,870	$216,421

Antamina	60,981	12,604	6,817	-	41,560	48,377	467,399

Constancia	10,806	1,732	1,767	-	7,307	9,074	155,341

Blackwater	5,692	1,018	1,030	-	3,644	3,030	168,535

Other [4]	48,111	7,534	3,935	-	36,642	39,044	548,017

Total silver interests	$188,795	$30,223	$21,736	$-	$136,836	$155,395	$1,555,713

Palladium

Stillwater	$3,042	$532	$1,276	$-	$1,234	$2,510	$209,743

Platreef	-	-	-	-	-	-	78,814

Total palladium interests	$3,042	$532	$1,276	$-	$1,234	$2,510	$288,557

Platinum

Marathon	$-	$-	$-	$-	$-	$-	$9,451

Platreef	-	-	-	-	-	-	57,584

Total platinum interests	$-	$-	$-	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay	$9,623	$1,818	$4,771	$-	$3,034	$8,546	$220,250

Total mineral stream interests	$476,257	$74,303	$65,966	$85,724	$421,712	$381,018	$6,837,323

Other

General and administrative					$(10,424)	$(6,720)

Share based compensation					(8,652)	-

Donations and community investments					(1,406)	(1,441)

Finance costs					(1,441)	(144)

Other					12,834	10,662

Income tax					(45,407)	(422)

Total other					$(54,496)	$1,935	$1,582,195

Consolidated					$367,216	$382,953	$8,419,518

1)	Refer to Note 12 – Partial Disposition of the Cangrejos PMPA.
2)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
3)

Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests comprised of the operating Marmato and Goose gold interests as well as the non-operating Copper World, Santo Domingo, Fenix, El Domo, Marathon, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests.

4)

Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Marmato and Cozamin silver interests as well as the non-operating Stratoni, El Alto (previously referred to as Pascua-Lama), Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

5)	During the current period, the Company classified the Blackwater and Platreef PMPAs as reportable segments.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [39]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

Three Months Ended September 30, 2024
(in thousands)	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	$144,656	$24,670	$21,970	$98,016	$122,916	$2,616,346

Sudbury [1]	6,286	998	3,309	1,979	4,798	246,918

Constancia	12,912	2,190	1,674	9,048	10,722	70,095

San Dimas	17,482	4,472	2,035	10,975	13,010	138,507

Stillwater	4,071	716	688	2,667	3,355	208,474

Blackwater	-	-	-	-	-	340,243

Platreef	-	-	-	-	-	275,725

Other [2]	3,114	1,939	289	886	2,874	285,912

Total gold interests	$188,521	$34,985	$29,965	$123,571	$157,675	$4,182,220

Silver

Peñasquito	$49,329	$7,504	$8,100	$33,725	$41,825	$253,461

Antamina	29,257	5,997	8,367	14,893	23,260	498,029

Constancia	10,822	2,279	2,233	6,310	8,543	170,242

Blackwater	-	-	-	-	-	140,914

Other [3]	25,741	3,705	4,124	17,912	22,594	504,571

Total silver interests	$115,149	$19,485	$22,824	$72,840	$96,222	$1,567,217

Palladium

Stillwater	$3,644	$650	$1,614	$1,380	$2,994	$215,082

Platreef	-	-	-	-	-	78,820

Total palladium interests	$3,644	$650	$1,614	$1,380	$2,994	$293,902

Platinum

Marathon	$-	$-	$-	$-	$-	$9,451

Platreef	-	-	-	-	-	57,588

Total platinum interests	$-	$-	$-	$-	$-	$67,039

Cobalt

Voisey’s Bay	$939	$190	$1,127	$(378)	$321	$345,745

Total mineral stream interests	$308,253	$55,310	$55,530	$197,413	$257,212	$6,456,123

Other

General and administrative				$(9,488)	$(6,215)

Share based compensation				(9,628)	-

Donations and community investments				(2,352)	(2,198)

Finance costs				(1,404)	(1,051)

Other				7,605	3,664

Income tax				(27,511)	2,925

Total other				$(42,778)	$(2,875)	$930,056

Consolidated				$154,635	$254,337	$7,386,179

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)

Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt and Kudz Ze Kayah gold interests.

3)

Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, El Alto (previously referred to as Pascua-Lama), Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

4)	During the current period, the Company classified the Blackwater and Platreef PMPAs as reportable segments. The comparative figures have been reclassified to conform with this presentation.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [40]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

Nine Months Ended September 30, 2025
(in thousands)	Sales	Cost of Sales	Depletion	Gain on Disposal [1]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	$687,165	$92,592	$84,950	$-	$509,623	$594,573	$2,654,535

Sudbury [2]	42,564	5,284	17,861	-	19,419	28,612	223,690

Constancia	60,140	8,212	6,279	-	45,649	51,928	58,047

San Dimas	72,808	14,621	7,544	-	50,643	58,187	128,937

Stillwater	15,268	2,686	2,237	-	10,345	12,582	205,223

Blackwater	34,426	11,956	6,016	-	16,454	11,552	334,215

Platreef	-	-	-	-	-	-	275,702

Other [3]	10,474	4,279	1,289	85,724	90,630	9,139	825,419

Total gold interests	$922,845	$139,630	$126,176	$85,724	$742,763	$766,573	$4,705,768

Silver

Peñasquito	$197,943	$25,976	$28,044	$-	$143,923	$171,967	$216,421

Antamina	125,595	25,623	23,372	-	76,600	99,973	467,399

Constancia	55,320	10,212	10,037	-	35,071	45,108	155,341

Blackwater	10,932	1,953	2,412	-	6,567	7,548	168,535

Other [4]	109,683	15,581	13,746	-	80,356	85,075	548,017

Total silver interests	$499,473	$79,345	$77,611	$-	$342,517	$409,671	$1,555,713

Palladium

Stillwater	$7,978	$1,405	$3,436	$-	$3,137	$6,573	$209,743

Platreef	-	-	-	-	-	-	78,814

Total palladium interests	$7,978	$1,405	$3,436	$-	$3,137	$6,573	$288,557

Platinum

Marathon	$-	$-	$-	$-	$-	$-	$9,451

Platreef	-	-	-	-	-	-	57,584

Total platinum interests	$-	$-	$-	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay	$19,590	$3,727	$10,439	$-	$5,424	$15,415	$220,250

Total mineral stream interests	$1,449,886	$224,107	$217,662	$85,724	$1,093,841	$1,198,232	$6,837,323

Other

General and administrative					$(34,970)	$(36,596)

Share based compensation					(30,795)	(17,209)

Donations and community investments					(6,466)	(6,416)

Finance costs					(4,309)	(3,330)

Other					30,090	27,628

Income tax					(133,920)	(3,604)

Total other					$(180,370)	$(39,527)	$1,582,195

Consolidated					$913,471	$1,158,705	$8,419,518

1)	Refer to Note 12 – Partial Disposition of the Cangrejos PMPA.
2)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
3)

Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests comprised of the operating Marmato and Goose gold interests as well as the non-operating Copper World, Santo Domingo, Fenix, El Domo, Marathon, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests.

4)

Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Marmato and Cozamin silver interests as well as the non-operating Stratoni, El Alto (previously referred to as Pascua-Lama), Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

5)	During the current period, the Company classified the Blackwater and Platreef PMPAs as reportable segments.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [41]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

Nine Months Ended September 30, 2024
(in thousands)	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	$391,973	$72,142	$65,073	$254,758	$322,761	$2,616,346

Sudbury [1]	28,130	4,921	15,567	7,642	22,718	246,918

Constancia	70,275	13,442	10,170	46,663	56,833	70,095

San Dimas	49,950	13,794	6,215	29,941	36,156	138,507

Stillwater	15,144	2,680	2,995	9,469	12,464	208,474

Blackwater	-	-	-	-	-	340,243

Platreef	-	-	-	-	-	275,725

Other [2]	5,888	2,434	950	2,504	5,153	285,912

Total gold interests	$561,360	$109,413	$100,970	$350,977	$456,085	$4,182,220

Silver

Peñasquito	$135,578	$22,446	$22,771	$90,361	$113,132	$253,461

Antamina	73,710	14,832	21,501	37,377	58,878	498,029

Constancia	40,180	9,395	9,341	21,444	30,785	170,242

Blackwater	-	-	-	-	-	140,914

Other [3]	73,630	11,138	11,707	50,785	60,026	504,571

Total silver interests	$323,098	$57,811	$65,320	$199,967	$262,821	$1,567,217

Palladium

Stillwater	$12,531	$2,272	$5,585	$4,674	$10,259	$215,082

Platreef	-	-	-	-	-	78,820

Total palladium interests	$12,531	$2,272	$5,585	$4,674	$10,259	$293,902

Platinum

Marathon	$-	$-	$-	$-	$-	$9,451

Platreef	-	-	-	-	-	57,588

Total platinum interests	$-	$-	$-	$-	$-	$67,039

Cobalt

Voisey’s Bay	$7,134	$1,376	$6,196	$(438)	$9,407	$345,745

Total mineral stream interests	$904,123	$170,872	$178,071	$555,180	$738,572	$6,456,123

Other

General and administrative				$(30,193)	$(31,134)

Share based compensation				(17,150)	(11,129)

Donations and community investments				(4,626)	(4,185)

Finance costs				(4,144)	(3,234)

Other				19,922	16,487

Income tax				(77,996)	2,734

Total other				$(114,187)	$(30,462)	$930,056

Consolidated				$440,993	$708,110	$7,386,179

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)

Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt and Kudz Ze Kayah gold interests.

3)

Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, El Alto (previously referred to as Pascua-Lama), Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

4)	During the current period, the Company classified the Blackwater and Platreef PMPAs as reportable segments. The comparative figures have been reclassified to conform with this presentation.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [42]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

Geographical Areas

The Company’s geographical information, which is based on the location of the mining operations to which the mineral stream interests relate, are summarized in the tables below:

	Sales				Carrying Amount at September 30, 2025

(in thousands)	Three Months Ended Sep 30, 2025		Nine Months Ended Sep 30, 2025		Gold Interests	Silver Interests	Palladium Interests	Platinum Interests	Cobalt Interests	Total

North America

Canada	$55,532	12%	$107,850	7%	$677,366	$193,610	$-	$9,451	$220,250	$1,100,677	17%

United States	8,122	2%	23,246	2%	205,226	116,465	209,743	-	-	531,434	8%

Mexico	91,632	19%	288,664	20%	128,934	312,646	-	-	-	441,580	6%

Europe

Portugal	13,669	3%	28,729	2%	-	15,708	-	-	-	15,708	0%

Sweden	28,722	6%	62,089	4%	-	23,493	-	-	-	23,493	0%

United Kingdom	-	0%	-	0%	20,376	-	-	-	-	20,376	0%

South America

Argentina/Chile [1]	-	0%	-	0%	-	253,514	-	-	-	253,514	4%

Argentina	-	0%	-	0%	-	10,889	-	-	-	10,889	0%

Chile	1,075	0%	2,961	0%	127,944	-	-	-	-	127,944	2%

Brazil	193,363	40%	687,165	47%	2,654,535	-	-	-	-	2,654,535	39%

Peru	81,174	17%	241,055	17%	58,047	622,733	-	-	-	680,780	10%

Ecuador	-	0%	-	0%	32,724	85	-	-	-	32,809	0%

Colombia	2,968	1%	8,127	1%	79,357	6,570	-	-	-	85,927	1%

Africa

Côte d’Ivoire	-	0%	-	0%	313,794	-	-	-	-	313,794	5%

Ethiopia	-	0%	-	0%	131,763	-	-	-	-	131,763	2%

South Africa	-	0%	-	0%	275,702	-	78,814	57,584	-	412,100	6%

Consolidated	$476,257	100%	$1,449,886	100%	$4,705,768	$1,555,713	$288,557	$67,035	$220,250	$6,837,323	100%

1)	Includes the El Alto project, which straddles the border of Argentina and Chile.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [43]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 (US Dollars)

	Sales				Carrying Amount at December 31, 2024

(in thousands)	Three Months Ended Sep 30, 2024		Nine Months Ended Sep 30, 2024		Gold Interests	Silver Interests	Palladium Interests	Platinum Interests	Cobalt Interests	Total

North America

Canada	$7,225	2%	$35,264	4%	$701,358	$165,983	$-	$9,452	$230,689	$1,107,482	17%

United States	7,715	3%	27,675	3%	207,461	76,426	213,179	-	-	497,066	8%

Mexico	71,972	23%	200,478	22%	136,478	351,732	-	-	-	488,210	8%

Europe

Portugal	5,584	2%	18,053	2%	-	16,559	-	-	-	16,559	0%

Sweden	14,816	5%	40,045	4%	-	25,169	-	-	-	25,169	0%

United Kingdom	-	0%	-	0%	20,365	-	-	-	-	20,365	0%

South America

Argentina/Chile [1]	-	0%	-	0%	-	253,513	-	-	-	253,513	4%

Argentina	-	0%	-	0%	-	10,889	-	-	-	10,889	0%

Chile	-	0%	-	0%	55,024	-	-	-	-	55,024	1%

Brazil	144,656	47%	391,973	43%	2,595,486	-	-	-	-	2,595,486	41%

Peru	52,991	17%	184,165	21%	64,327	656,142	-	-	-	720,469	11%

Ecuador	-	0%	-	0%	45,593	82	-	-	-	45,675	1%

Colombia	3,294	1%	6,470	1%	80,531	6,749	-	-	-	87,280	1%

Africa

Côte d’Ivoire	-	0%	-	0%	342	-	-	-	-	342	0%

Ethiopia	-	0%	-	0%	43,952	-	-	-	-	43,952	1%

South Africa	-	0%	-	0%	275,702	-	78,814	57,583	-	412,099	7%

Consolidated	$308,253	100%	$904,123	100%	$4,226,619	$1,563,244	$291,993	$67,035	$230,689	$6,379,580	100%

1)	Includes the El Alto project, which straddles the border of Argentina and Chile.

27.	Subsequent Events

Declaration of Dividend

Under the Company’s dividend policy, the quarterly dividend is fixed at $0.165 per common share for 2025. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On November 6, 2025, the Board of Directors declared a dividend in the amount of $0.165 per common share, with this dividend being payable to shareholders of record on November 20, 2025 and is expected to be distributed on or about December 4, 2025. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares based on the Average Market Price, as defined in the DRIP.

Acquisition of Spring Valley PMPA

On November 6, 2025, the Company entered into a PMPA (the “Spring Valley PMPA”) with Waterton Gold Corp., a subsidiary of Waterton Gold LP (“Waterton Gold”) in respect of its Spring Valley project located in Nevada, USA. Under the Spring Valley PMPA, the Company will purchase an amount of gold equal to 8% of the payable gold until 300,000 ounces have been delivered, after which the Company will purchase 6% of the payable gold for the life of the mine. Under the terms of the Spring Valley PMPA, the Company is committed to pay Waterton Gold total upfront cash payments of $670 million, to be paid in installments as various conditions are satisfied. In addition, Wheaton will make ongoing payments for the gold ounces delivered equal to 20% of the spot price of gold until the value of the gold delivered, net of the production payment, is equal to the upfront consideration of $670 million, at which point the production payment will increase to 22% of the spot price of gold. The Company also entered into a cost overrun facility (the “Facility”) of up to $150 million, accessible during an availability period commencing once the full upfront consideration has been paid under the Spring Valley PMPA. The Facility has a maturity date of three years following the first drawdown under the Facility.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - FINANCIAL STATEMENTS [44]

Corporate Information

DIRECTORS

George Brack, Chair
Jaimie Donovan
Chantal Gosselin
Jeane Hull
Glenn Ives
Charles Jeannes
Marilyn Schonberner
Randy Smallwood
Srinivasan Venkatakrishnan

OFFICERS

Randy Smallwood
Chief Executive Officer

Haytham Hodaly
President

Curt Bernardi
Executive Vice President, Strategy & General Counsel

Vincent Lau
Senior Vice President & Chief Financial Officer

TRANSFER AGENT

TSX Trust Company
1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada & USA:
1 800 387 0825

Outside of Canada & USA:
1 416 682 3860

Email: shareholderinquiries@tmx.com

AUDITORS

Deloitte LLP
Vancouver, Canada

INVESTOR CONTACT

Emma Murray
Vice President, Investor Relations

Telephone: 1 604 684 9648
Toll Free: 1 844 288 9878
Email: info@wheatonpm.com

CANADA – HEAD OFFICE

Wheaton Precious Metals Corp.
Suite 3500
1021 West Hastings Street
Vancouver, BC V6E 0C3
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE

Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING:

Toronto Stock Exchange: WPM
New York Stock Exchange: WPM
London Stock Exchange: WPM

Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123

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